Exhibit 99.6

Western Union’s Customer Journey Digital Transformation Fueled by
NICE

Innovative NICE Nexidia Customer Journey Optimization provides powerful analytics to enhance customer experience

Hoboken, N.J., August 13, 2019 – NICE (Nasdaq: NICE) today announced Western Union, a global leader in cross-border, cross-currency money movement, has advanced customer experience through improved insight into their customer journeys with NICE Nexidia Customer Journey Optimization (CJO).

Western Union offers digital transactions in 70 countries to move money around the world. As an iconic brand for over 150 years, Western Union is constantly striving to innovate for their customers. The NICE Customer Journey Optimization solution provides Western Union with a holistic view into customer experience, creating new ways to drive customer satisfaction. By providing Western Union with a complete view of the customer journey, they can quantify the impact of exceptions in order to allocate resources appropriately, with the goal of improving customer experience and retention.

“At Western Union, customer experience is our top priority. NICE Nexidia Customer Journey Optimization provides innovative new technology that enables visibility into our customers’ paths in order to define, track, analyze and improve the processes,” said Stanley Yung, Chief Customer Officer at Western Union. “With the power of CJO, we are able to leverage these new capabilities to seamlessly drive efficiency within our organization, which ultimately results in improved customer satisfaction. Our need to understand our customers and their needs continues to drive our digital transformation.”

NICE Customer Journey Optimization uses sophisticated machine learning to connect customer experiences into a single, cohesive picture. Powerful analytics then provide insight into each step of the customer journey. This helps identify patterns and find new opportunities to drive customer satisfaction and reduce cost by recognizing where improvements can be made. With new metrics, companies are able to stitch together data to open up a new view to better understand their customers’ needs.

“One of the biggest challenges when trying to achieve superior customer experience is to determine exactly where the common pain points are,” said Barry Cooper, President, NICE Enterprise Group. “NICE Customer Journey Optimization ingests non-personal data from various customer experience solutions and identifies opportunities for improvement.  Western Union is a customer centric organization and with the help of NICE CJO they are able to identify solutions that improve their customers’ experiences.”

About Western Union
The Western Union Company (NYSE: WU) is a global leader in cross-border, cross-currency money movement. Our omnichannel platform connects the digital and physical worlds and makes it possible for consumers and businesses to send and receive money and make payments with speed, ease, and reliability. As of March 31, 2019, our network included hundreds of thousands of agent locations offering Western Union, Vigo or Orlandi Valuta branded services in more than 200 countries and territories, with the capability to send money to billions of accounts. Additionally, westernunion.com, our fastest growing channel in 2018, is available in approximately 70 countries, plus additional territories, to move money around the world. With our global reach, Western Union moves money for better, connecting family, friends and businesses to enable financial inclusion and support economic growth. For more information, visit www.westernunion.com.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.